June 8, 2022
VIA EDGAR
Division of Corporation Finance Office of Manufacturing
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
RE:
Graphex Group Limited.
Registration Statement on Form F-1
Registration No. 333-263330

Ladies and Gentlemen:
Our client, Graphex Group Limited, a Cayman Islands exempted company (the “Company”), has filed Amendment No. 4 to the Company’s Registration Statement referred to above (the “Draft Registration Statement”) on the date of this letter.
We note the following:
•
The Company filed Amendment No. 3 to the Draft Registration Statement on March 28, 2022.

•
We provided a letter on March 28, 2022 that provided responses to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter referred to below.

•
The Company filed Amendment No. 2 to the Draft Registration Statement on March 7, 2022.

•
The Staff provided their comments to Amendment No. 2 to the Company’s Draft Registration Statement in a letter dated March 21, 2022 (the “Comment Letter”).

•
The Staff has not provided its comments to Amendment No. 3 to the Draft Registration Statement.

The Company acknowledges that the financial statement information that was included in Amendment No. 3 to the Draft Registration Statement became “stale” on March 31, 2022. The purpose of the filing of Amendment No. 4 is to provide the audited financial statements of the Company as of and for the annual period ending December 31, 2021 and related information in the Draft Registration Statement and provide other information regarding the Company and the offering.
The Company and we look forward to the Staff’s review and their comments to the Registration Statement.
Please do not hesitate to contact me at rmorris@wilsonwilliams.com, if you have any questions regarding the foregoing or if I can provide any additional information.
Very truly yours,
/s/ Richard M. Morris
Richard M. Morris, Partner
cc: Andross Chan